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| SEC FILE NUMBER |
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| 8-046982 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hamilton Cavanaugh + Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

661 N. Broadway
(No. and Street)

White Plains (City), NY (State) 10603-2408 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsay Hamilton (Name) (941) 761-6110 (Area Code – Telephone Number) lindsayh@hamcav.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morey, Nee, Buck + Oswald, LLC
(Name – if individual, state last, first, and middle name)

2571 Baglyos Circle, STE B20 (Address), Bethlehem (City), PA (State) 18020 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



PUBLIC

**OATH OR AFFIRMATION**

I, LINDSAY HAMILTON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAMILTON, CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMY MACNAMARA STATE OF NEW YORK NOTARY PUBLIC Qualified in Westchester County No. 01MA6410332 MY COMMISSION EXPIRES 10/19/2024

Signature: [signature]

Title: Chief Compliance Officer / General Counsel

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Hamilton, Cavanaugh & Associates, Inc.**

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2021

(with Report of Registered Independent Public Accounting Firm)

## TABLE OF CONTENTS

**Morey, Nee, Buck & Oswald, LLC**

Certified Public Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Hamilton Cavanaugh & Associates, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Cavanaugh & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Morey, Nee, Buck & Oswald, LLC*

We have served as Hamilton Cavanaugh & Associates, Inc.'s auditor since 2014.

Bethlehem, PA

March 29, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

**www.moreycpa.com**

# Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

## ASSETS
| | | |
|---|---|---:|
| Cash | $ | 343,399 |
| Receivable from broker-dealers | | 27,956 |
| Receivable from plan sponsors | | 10,296 |
| Receivable from affiliate | | 7,432 |
| Property and equipment, less accumulated depreciation | | 33,888 |
| Right-of-use asset | | 4,868 |
| Other assets | | 22,698 |
| **TOTAL ASSETS** | $ | 450,537 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES
| | | |
|---|---|---:|
| Notes payable | $ | 18,570 |
| Lease liability | | 5,397 |
| Accounts payable and accrued expenses | | 25,442 |
| **TOTAL LIABILITIES** | | 49,409 |

### STOCKHOLDER'S EQUITY
| | |
|---|---:|
| Common stock, no par value | |
| 200 shares authorized, | |
| Issued and outstanding | 16,000 |
| | |
| Additional paid-in capital | 150,000 |
| Retained earnings | 235,128 |
| **TOTAL STOCKHOLDER'S EQUITY** | 401,128 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 450,537 |

**Hamilton, Cavanaugh & Associates, Inc.**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds, primarily in New York and New Jersey.

### INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2018, through the present are subject to examination by the taxing authorities.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company follows ASC Topic 606, "Revenue from Contracts with Customers." Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

# Hamilton, Cavanaugh & Associates, Inc.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2021

### NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

#### Significant Judgements

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

#### Broker Dealer Commissions and Service Fee Income

The Company generates two types of commission revenues, front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness and education to its clients. Front-end sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been satisfied. Commission revenue includes mutual fund, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Accounts receivable from broker-dealers was $26,588 and accounts receivable from plan sponsors was $7,186 at December 31, 2020. Management has determined no allowance for credit losses is necessary at December 31, 2021.

### NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

|  | YEARS |
|---|---|
| Equipment | 5 – 7 |
| Fixtures | 7 |
| Autos | 5 |

At December 31, 2021:

| | |
|---|---|
| Equipment | $ 471,826 |
| Fixtures | 120,886 |
| Autos | 262,957 |
| Subtotal | 855,669 |
| Accumulated depreciation | (821,781) |
| Property and equipment, less accumulated depreciation | $ 33,888 |

**NOTE 3: CREDIT AND MARKET RISK**

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2021, the Company had an uninsured balance of $93,399 at a financial institution.

**NOTE 4: CONCENTRATION OF CUSTOMER RECEIVABLES**

For the year ended December 31, 2021, five customers accounted for 81% of the Company's accounts receivable.

**NOTE 5: NOTES PAYABLE**

As of December 31, 2021:

| | | |
|---|---|---:|
| Great America Financial services, collateralized by equipment, due in monthly payments of $1,188, including interest at 10.50%, through October 2022 | $ | 10,234 |
| Current maturities | | (10,234) |
| Long-term notes payable | $ | 0 |

As of December 31, 2021:

| | | |
|---|---|---:|
| Bank of America, collateralized by equipment, due in monthly payments of $1,464, including interest at 4.99%, through June 2022 | $ | 8,336 |
| Current maturities | | (8,336) |
| Long-term notes payable | $ | 0 |

Principal payments on notes payable are due as follows, for years ended December 31:

| | | |
|---|---|---:|
| 2022 | $ | 18,570 |

**NOTE 6: COMMITMENTS AND CONTINGENCIES**

Lease expense for certain office equipment for the year ended December 31, 2021, was $14,709 and is included in occupancy and equipment expense. The Company's share, net of the expense sharing agreement with Aspire (see Note 7), is $2,863.

**NOTE 7: RELATED PARTY TRANSACTIONS**

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2021, are as follows:

Pursuant to an Expense Sharing Agreement the Company received $362,025 from Aspire Advisors, Inc. ("Aspire"), a related company, for certain expenses and services provided to the related company. Company policy is to record the receipts as a reduction of expense. The expense reductions received from Aspire for the year ended December 31, 2021, were:

| | | |
|---|---|---:|
| Compensation and benefits | $ | 79,332 |
| Insurance | | 67,580 |
| Occupancy and equipment | | 110,945 |
| Other expenses | | 104,168 |
| Expense Sharing Agreement receipts | $ | 362,025 |

**Hamilton, Cavanaugh & Associates, Inc.**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

**NOTE 7: RELATED PARTY TRANSACTIONS CONTINUED**

As of December 31, 2021, the Company has a receivable balance of $5,916 due from Aspire related to this agreement. In addition, during the year ended December 31, 2021, the company paid for operating expenses on behalf of Aspire totaling $15,652. At December 31, 2021, the company has a receivable balance of $1,516 due from Aspire related to these transactions.

The Company paid $120,000 to Hamilton Cavanaugh, LLC, a related company, for office space utilized by the Company. The Company's share, net of the Expense Sharing Agreement with Aspire is $9,055.

**NOTE 8: NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2021 the Company had net capital of $327,261 which was $322,261 above its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

**NOTE 9: LEASES**

The Company has obligations under two operating leases with initial non-cancelable terms expiring within the next year covering office equipment. These leases are included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current leases expire in 2022 and include the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5.5% over the remaining lease terms of .5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Aggregate annual payments under this lease agreement at December 31, 2021 are approximately as listed in the table below:

Year Ending December 31,

| | |
|---|---|
| 2022 | $ 5,397 |

**Hamilton, Cavanaugh & Associates, Inc.**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

### NOTE 10: <u>ECONOMIC RISKS</u>

In early 2020, the World Health Organization declared COVID-19 to constitute a "Public health emergency of international concern." The COVID-19 pandemic has disrupted economic markets and the duration, spread, and economic impact of the virus is unknown at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government restrictions or advisories affecting financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### NOTE 11: <u>PAYCHECK PROTECTION PLAN</u>

In response to economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") provided for a Paycheck Protection Program (PPP) Loan to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for certain qualifying costs as defined in the CARES Act.

In June 2021, the Company received forgiveness for a PPP Loan in the amount of $10,415 with an interest rate of 1%, which is included in Other Income in the Statement of Income. Forgiveness of the loan was recognized as income in 2021.

The Company will continue to monitor the COVID-19 situation closely.

### NOTE 12: <u>SUBSEQUENT EVENTS</u>

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 29, 2022, the date the financial statements were available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2021.